東方有色集團有限公司
ONFEM HOLDINGS LIMITED

6th June, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 5th June, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dlw 6/26

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The board of directors of the Company refer to a press article today which reported that there was potential buyer interested in acquiring shareholding interest in the Company.

The Company was informed by the Provisional Liquidators today that as at the date of this announcement, there had been no negotiations or formal discussions and no offer had been made in respect of the shareholding interest in the Company being held by CNMGHK, the controlling shareholder of the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The board of directors of the Company refer to a press article today which reported that there was potential buyer interested in acquiring shareholding interest in the Company.

The Company was informed by the Provisional Liquidators today that as at the date of this announcement, there had been no negotiations or formal discussions and no offer had been made in respect of CNMGHK's shareholding interest in the Company.

CNMGHK is the controlling shareholder of the Company and has an attributable interest of approximately 53.87% in the issued share capital of the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

DEFINITIONS

"CNMGHK"	China Nonferrous Metals Group (Hong Kong) Limited, the controlling shareholder of the Company
"the Company"	ONFEM Holdings Limited, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Provisional Liquidators"	John Lees and Desmond Chiong, the provisional liquidators of CNMGHK appointed by the High Court of the Hong Kong Special Administrative Region on 10th April, 2002

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 5th June, 2002

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The board of directors of the Company refer to a press article today which reported that there was potential buyer interested in acquiring shareholding interest in the Company.

The Company was informed by the Provisional Liquidators today that as at the date of this announcement, there had been no negotiations or formal discussions and no offer had been made in respect of the shareholding interest in the Company being held by CNMGHK, the controlling shareholder of the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The board of directors of the Company refer to a press article today which reported that there was potential buyer interested in acquiring shareholding interest in the Company.

The Company was informed by the Provisional Liquidators today that as at the date of this announcement, there had been no negotiations or formal discussions and no offer had been made in respect of CNMGHK's shareholding interest in the Company.

CNMGHK is the controlling shareholder of the Company and has an attributable interest of approximately 53.87% in the issued share capital of the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

DEFINITIONS

"CNMGHK"	China Nonferrous Metals Group (Hong Kong) Limited, the controlling shareholder of the Company
"the Company"	ONFEM Holdings Limited, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Provisional Liquidators"	John Lees and Desmond Chiong, the provisional liquidators of CNMGHK appointed by the High Court of the Hong Kong Special Administrative Region on 10th April, 2002

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 5th June, 2002

香港經濟日報　　2002年6月6日　星期四　　A41

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

公佈

本公司董事會謹此提述一則於今天刊發有關有潛在買家有興趣洽購本公司股權之報章報導。

本公司於今天接獲臨時清盤人通知，截至本公佈之日期，沒有就由集團公司（本公司之控股股東）持有之本公司股權進行磋商或正式之討論，亦沒有接獲要約。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

本公司董事會謹此提述一則於今天刊發有關有潛在買家有興趣洽購本公司股權之報章報導。

本公司於今天接獲臨時清盤人通知，截至本公佈之日期，沒有就由集團公司持有之本公司股權進行磋商或正式之討論，亦沒有接獲要約。

集團公司為本公司之控股股東，擁有本公司已發行股本約53.87%之權益。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

釋義

「集團公司」	指	中國有色金屬（香港）集團有限公司，其為本公司之控股股東
「本公司」	指	東方有色集團有限公司，其股份於香港聯合交易所有限公司上市
「臨時清盤人」	指	於二零零二年四月十日獲香港特別行政區高等法院委任為集團公司臨時清盤人之John Lees 及 Desmond Chiong

承董事會命
董事總經理
王幸東

香港，二零零二年六月五日

* *僅供識別*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公司董事會謹此提述一則於今天刊發有關有潛在買家有興趣洽購本公司股權之報章報導。

本公司於今天接獲臨時清盤人通知，截至本公佈之日期，沒有就由集團公司（本公司之控股股東）持有之本公司股權進行磋商或正式之討論，亦沒有接獲要約。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

本公司董事會謹此提述一則於今天刊發有關有潛在買家有興趣洽購本公司股權之報章報導。

本公司於今天接獲臨時清盤人通知，截至本公佈之日期，沒有就由集團公司持有之本公司股權進行磋商或正式之討論，亦沒有接獲要約。

集團公司為本公司之控股股東，擁有本公司已發行股本約53.87%之權益。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

釋義

「集團公司」	指	中國有色金屬（香港）集團有限公司，其為本公司之控股股東
「本公司」	指	東方有色集團有限公司，其股份於香港聯合交易所有限公司上市
「臨時清盤人」	指	於二零零二年四月十日獲香港特別行政區高等法院委任為集團公司臨時清盤人之John Lees 及 Desmond Chiong

承董事會命
董事總經理
王幸東

香港，二零零二年六月五日

* *僅供識別*